Exhibit 99.1

Big Bear Mining Corp. Announces the Addition of New Board Member, Hank Konerko, and the Addition of New CFO, Mike Schifsky

TEMPE, AZ - December 21, 2010 - Big Bear Mining Corp (OTCBB: BGBR), (the “Company”) a U.S. based exploration company, focused on the acquisition and development of gold projects, announced today Mr. Hank Konerko will serve as a Director for the Company.  Hank offers more than 40 years of success in corporate and private business ventures.  During his 20 year career with Phelps Dodge Corp (now part of Freeport McMoRan, NYSE ticker FCX) he served as President where he was responsible for the domestic and international mining operations.  He remains active in many business endeavors including an Arizona-based venture capital firm where investment and banking relationships exist with Goldman Sachs, Merrill Lynch, Fidelity, Smith Barney, Goldwater Bank, Chase Bank and Compass Bank.

Big Bear CEO Steve Rix stated, “Hank’s understanding of mining operations both here and abroad provides us enormous insight for how we advance the mission of Big Bear.  Hank’s business acumen, connectivity to financial resources and overall industry knowledge is a welcome addition as we begin making exploration plans for 2011.

In addition, Big Bear is pleased to announce that current director Mike Schifsky, has accepted an expanded role to become Interim CFO. His role will include active involvement in a capital raising campaign for 2011 as well as the oversight of all financial related matters. Mr. Schifsky has worked in finance, accounting, and consulting for over 25 years. He played a key role in the early phase of an acquisition program that propelled Airgas, Inc. from a $200 million company to a $4 billion NYSE traded industrial gas distributor. As a CFO, he has played critical roles in the successful growth of closely held and private equity-backed organizations in the manufacturing and distribution industries.

About Big Bear Mining Corp.:

Big Bear Mining Corp. is a U.S. based exploration and development company, focused on the acquisition and development of gold and other precious commodity projects which demonstrate high probability for near term production. Big Bear is a fully reporting company quoted on the OTCBB under the symbol BGBR. Website: www.bigbearminingcorp.com

Notice Regarding Forward-Looking Statements

This news release contains "forward-looking statements", as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, the inherent uncertainties associated with mineral exploration. We are not in control of metals prices and these could vary to make development uneconomic. These forward-looking statements are made as of the date of this news release, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although we believe that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in our most recent annual report for our last fiscal year, our quarterly reports, and other periodic reports filed from time-to-time with the Securities and Exchange Commission.

Contact Information:

Ross Silver

ir@bigbearminingcorp.com
(480) 366 – 5880